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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               TECFIN CORPORATION
                                (Name of Issuer)

                                  Common Stock
                          Title of Class of Securities)

                                   878227-10-7
                                 (CUSIP Number)

     Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021 (516-487-1446) (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 14, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 878227-10-7                                        Page 3 of 5 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MIC Leasing  ID# 13-2962914

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|X|
                                                            (b)|_|
3 SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        -0-
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH
                      8         SHARED VOTING POWER


                      9         SOLE DISPOSITIVE POWER

                                   -0-

                     10         SHARED DISPOSITIVE POWER


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

           Shares owned individually by Sanders H. Wallick and James Wallick

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              -0-%

    14     TYPE OF REPORTING PERSON*


           CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 878227-10-7                                          Page 4 of 5 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanders H. Wallick  - S.S. No.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|X|
                                                                          (b)|_|
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Services rendered

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                    9,533,333 (assuming the issuance of 4,400,000
   BENEFICIALLY                 shares pursuant to a consulting agreement)
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER


                      9         SOLE DISPOSITIVE POWER

                                9,533,333 (assuming the issuance of 4,400,000 shares pursuant to a consulting agreement)

                     10         SHARED DISPOSITIVE POWER



    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,533,333 (assuming the issuance of 4,400,000 shares pursuant to a consulting agreement)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          |X|

           Shares owned individually by Sanders H. Wallick and James Wallick

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%

    14     TYPE OF REPORTING PERSON*


           IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 878227-10-7                                      Page 5 of 5 Pages


Item 1.           Security and Issuer

         This statement relates to the Common Stock of Tecfin Corporation (the "Issuer"). The Issuer's executive office is located at 107 Northern Boulevard, Great Neck, NY 11021.

Item 2.           Identity and Background

                  Sanders H. Wallick - Indirect 50% owner of MIC Leasing Corp.

         (a)      Sanders H. Wallick

         (b)      107 Northern Boulevard, Great Neck, NY 11021

         (c)      CEO of MIC Leasing Corp.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

                  MIC Leasing Corp.

         (a)      MIC Leasing Corp.

         (b)      107 Northern Boulevard, Great Neck, NY 11021

         (c)      Principal Stockholder

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      New York

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable

Item 4.           Purpose of Transactions

                  The  purpose  of the  transaction  is a  sale  of  control  of business to Lakewood Management, Inc. and a change in management as contemplated by the agreement which includes the resignations of Sanders H. Wallick and James Wallick as directors of the Company and changes in officers of the Issuer. Contemporaneously with the sale of control, the Issuer retained Mr. Sanders H. Wallick as a consultant to the Company.

                                  SCHEDULE 13D

CUSIP No. 878227-10-7                                         Page 6 of 5 Pages

Item 5.           Interest in Securities of the Issuer


                  (a) - (b) As of June  21,  1999,  the  Issuer  has  68,605,721
                  shares of Common Stock outstanding after giving effect to the issuance of 4,400,000 shares to Mr. Sanders H. Wallick. Of the 68,605,721 shares of Common Stock, zero shares are owned by MIC Leasing Corp. and 9,533,333 shares are owned by Mr.
                  Sanders H. Wallick. Such 9,533,333 shares represent 13.9% of the outstanding Common Stock. Mr. Sanders H. Wallick has the sole right to vote and right to dispose of such Common Stock.

                  (c) On June 14, 1999, MIC Leasing Corp. sold 22,075,834 shares for $110,000. On the same date, Mr. Sanders H. Wallick, an executive officer of the Issuer, acquired 4,400,000 shares from the Issuer pursuant to a consulting agreement approved by the Issuer's board of directors.

                  (d)  Not Applicable

                  (e) MIC Leasing Corp. has ceased being a beneficial holder of more than 5% of the Issuer's Common Stock, but Mr. Sanders H. Wallick continues to own greater than 5% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Sanders H. Wallick and James Wallick, each own 50% of a corporation that owns 100% of MIC Leasing Corp. Sanders H. Wallick and James Wallick are executive officers of MIC leasing Corp. Both Sanders H. Wallick and James Wallick were directors of the Issuer and on June 14, 1999, they submitted their resignations as directors. Mr. Wallick, the CEO and President of the Issuer, agreed to serve as Vice President of the Issuer for a transition period until July 24, 1999.


Item 7.           Materials to be filed as Exhibits

                  Stock Purchase Agreement, Consulting Agreement and Amendment thereto

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1999

Reporting Person:    MIC Leasing Corp.


Signature By:       /s/ Sanders H. Wallick
                    Sanders H. Wallick, President

Reporting Person:   Sanders H. Wallick

                    /s/ Sanders H. Wallick
                    Sanders H. Wallick

                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT is entered into as of this ______ day of June, 1999 by and between MIC LEASING CORP., a Delaware corporation, being a Stockholder of TECFIN CORPORATION, a Delaware corporation (hereinafter referred to as the "Stockholder") and LAKEWOOD MANAGEMENT, INC., a Florida corporation (hereinafter referred to as the "Acquiror").

                                   WITNESSETH:

     WHEREAS, the Stockholder owns 22,075,834 shares of common stock of Tecfin Corporation (hereinafter referred to as the "Company") which represents 34.38% of the issued and outstanding common stock of the Company (the "Company Stock"); and

     WHEREAS, the Stockholder desire to sell the aforesaid 22,075,834 shares of the Company Stock and Acquiror desires to purchase the Company Stock owned by Stockholder, it being understood that closing of this transaction is subject to compliance with applicable federal and state securities laws and regulations;

     NOW THEREFORE, in consideration of the foregoing, and the mutual promises and agreements set forth hereinbelow, and other good and valuable consideration, each to the other paid, receipt and sufficiency of which is hereby acknowledged, Stockholder and Acquiror hereby covenant and agree as follows:

         Section 1.  Purchase and Sale of Stock.

         1.1. Subject to the terms and conditions set forth in this Agreement, the Stockholder signatory hereto hereby agrees to sell, transfer, and convey to Acquiror on the Closing Date, free and clear of all liens, pledges, and encumbrances of every kind, character and description whatsoever, and Acquiror agrees to purchase from each Stockholder on the Closing Date, the Company Stock described hereinabove.

         1.2. Subject to the terms of this Agreement, and in reliance the representations, warranties, and covenants of the Company contained herein, and in consideration of the conveyance and delivery of the Company Stock referenced in Section 1.1 hereinabove, Acquiror hereby agrees to pay to Stockholder at Closing $110,000.00 in the form of a promissory note which shall contain the following terms and specifications. The promissory note shall provide for interest on the outstanding balance at the rate of six percent (6%) per annum or one-half of one percent (0.5%) per month until paid in full. Interest shall accrue on the outstanding balance and shall be paid on a semi-annually on July 1 and January 1 of each calendar year until maturity. The promissory note shall mature on July 1, 2001, at which time the entire principal balance plus accrued interest thereon shall be due and payable in full. The promissory note shall be in a form and subject to the terms contained in Exhibit 1.2 attached hereto. The obligation evidenced by the promissory note shall be secured by a personal guaranty of the obligation from Robert H.
Bartlett.

         1.3 The Company Stock has not been registered under the Securities Act of 1933, as amended, or any state securities regulatory statute in reliance upon certain exemptions from registration under said laws. The Company Stock are as "restricted securities" under SEC Rule 230.144 under the Securities Act of 1933. Under SEC Rule 230.144, there are substantial restrictions on resale of the Company Stock. Under SEC Rule 230.144, there are substantial restrictions on resale of the Acquiror Stock. The Acquiror hereby acknowledges and confirms that it is a sophisticated and/or accredited investor as defined under the Securities Act of 1933 and is acquiring the Company Stock for its account only and not with a view toward resale, distribution, subdivision, or fractionalization, and further acknowledge and confirm that they have no plans or intentions, and have not entered into any contract, undertaking, agreement or arrangement for resale, distribution, subdivision, or fractionalization.

         1.4. Each certificate representing the Company Stock issued under the terms of this Agreement, and any other securities issued in respect of the shares of Company Stock in connection with any stock split, stock dividend, recapitalization, merger, consolidation, or similar event (unless such shares are registered under the Securities Act of 1933), shall be imprinted with and bear a legend substantially in the following form (in addition to any other legend required under applicable state corporation or securities laws):

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THESE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

         Section 2.  Closing Date.

         2.1. Closing. The purchase and sale provided for in this Agreement shall be closed on June 14, 1999 (hereinafter referred to as the "Closing") in the offices of Lester Morse, Esq., Attorney at Law, 111 Great Neck Road, Suite 420, Great Neck, New York 11021 (hereinafter referred to as the "Escrow Agent").

         2.2. Delivery by Stockholder at Closing. At Closing, the Stockholder shall deliver to Acquiror the following documents:

                  A. Certificates evidencing and representing 22,075,834 shares of the issued and outstanding Company Stock, all of which is being to sold to the Acquiror hereunder, duly endorsed in blank or accompanied by stock powers duly executed in blank in proper form for transfer, free and clear of all liens, claims, charges or encumbrances of any kind or nature.

                  B. Resignations of the current officers and directors of the Company.

                  C. A consent resolution executed by resigning directors of the Company appointing nominees of Acquiror as directors of the Company to fill vacancies caused by the resignations of the directors required hereunder.

                  D. A list of the shareholders of the Company certified by the transfer agent of the Company and dated of as June 4, 1999.

         Subsequent to Closing, the Stockholder shall deliver to Acquiror the following documents:

                  E. A certificate of good standing issued by the appropriate government agency certifying that the Company is in good standing in its state of incorporation.

                  F. All original corporate records and minute books of the Company, including the articles of incorporation, by-laws, proceedings of corporate meetings of shareholders and directors from 1991 to date, and tax returns, annual registration filings and franchise tax returns from 1991 to date.

     2.3. Delivery by Acquiror at Closing. At Closing, Acquiror shall deliver to
Stockholder:

                  A. An  executed  Promissory  Note  in the  form  specified  in
Section 1.2 hereinabove and Exhibit 1.2 attached hereto.

                  B. A Consulting Agreement in the form set forth in Exhibit 2.3.B retaining Sanders H. Wallick as a consultant to the Company for a period of six months following the closing of the transaction hereunder, said agreement to provide, among other things, for the payment of $322,000.00 in cash on the Closing Date and delivery of 30,000 shares of post-split common stock of the Company (the "Consultant Stock") to be delivered to the Consultant upon completion of a proposed reverse split contemplated under Section 7.4 hereinbelow but in no event later than the termination date of the Consulting Agreement six months following the Closing of this transaction hereunder. From this amount, the Agreement shall provide that the Company may offset the amount of $172,000.00, representing an obligation owed by the Apple Chevrolet, an affiliate of the Stockholder who is also guarantor of said indebtedness, to the Company. The intended recipient of the fees under the Consulting Agreement expressly consents to and affirms the right of offset by the Company granted herein. Following issuance of the Consultant Stock and at such time as the Company is permitted under the provisions of the Securities Act of 1933 and the regulations thereunder, the Acquiror will cause the Company to file a Registration Statement on the Form S-8 the register the Consultant Stock for resale, subject to compliance with the requirements for the use of said form for such purposes.

                  C. The amount of $322,000.00, less the amount of any offset as agreed in the Consulting Agreement. The funds shall be may be wire transferred to Stockholder's counsel no later than 11 a.m. CDT on June 15, 1999.

                  D. A General Discharge and Release of indebtedness of the aforesaid affiliate of Stockholder in the principal amount of $160,000.00 plus accrued interest of $12,000.00, the execution of which shall be ratified by the new board of directors of the Company appointed pursuant to Section 2.2.c hereinabove.

     Section 3. Representations and Warranties of Stockholder Regarding the Company Stock.

         3.1. Ownership of Company Stock. Stockholder represents and warrants to Acquiror that, as of the date hereof, it is, and on the Closing Date, it will be the owner of the number of shares of Company Stock being sold hereunder. Stockholder hereby further represents and warrants to Acquiror that it has good and marketable title the aforesaid Company Stock and has the absolute right to sell, assign, and transfer the Company Stock to Acquiror free and clear of all liens, pledges, and encumbrances of any kind or nature.

         3.2. Defaults. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby will not, violate or constitute an occurrence of default under any provision of or conflict with or give rise to a right by any party to terminate its obligations under any agreement, instrument, or any order, judgment, decree, or other arrangement to which Stockholder is a party or is bound or by which any assets of Stockholder would be adversely affected.

         3.3. Authorizations and Consents. The Stockholder has obtained any authorizations required in order to execute this Agreement and consummate the transactions contemplated under this Agreement and no other authorizations or consents of any other party are required to consummate same. The Stockholder has the full power, in accordance with applicable law, to execute and perform this Agreement, and such execution and performance does not conflict with any organizational instrument of the Stockholder. The appropriate officers and directors of the Stockholder have authorized this Agreement, the transactions contemplated herein, and the execution and delivery of this Agreement by the Stockholder.

     Section 4. Representations and Warranties of the Stockholder Regarding the Company. The Stockholder represents and warrants the following regarding the
Company:

     4.1. Organization and Existence. The Company is a corporation duly organized on February 23, 1981 and is validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power to own property and assets and has the corporate power to carry on the business now being conducted by the Company. Further, the Company is duly qualified to do business and is in good standing in every jurisdiction in which the nature of its business makes such qualification necessary.

     4.2. Capital Structure. Pursuant to its Articles of Incorporation, the Company is authorized to issue One Hundred Million (100,000,000) shares of common stock, par value

$0.0001 per share, Sixty-Four Million Two Hundred Five Thousand Seven Hundred Twenty-One (64,205,721) shares of which are issued and outstanding, fully paid and non-assessable. The Company has 250,000 shares of its common stock in treasury. There are no other authorized or outstanding equity securities of any class or of any kind or character of the Company, and there are no outstanding subscriptions obligating the Company to issue any additional shares of its common stock of any class, or any options, rights or warrants with respect thereto, or any securities convertible into any shares of stock of any class.

         4.3. Reporting Compliance. The Company files reports with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934 and, as of the date of closing, will be in full compliance with the filing requirements of said Act and all reports required thereunder will be current.

         4.4. Subsidiaries. The Company has one subsidiary at the date of this Agreement, TecFin Capital Corp. During the past three fiscal years, the aforesaid subsidiary has not generated any new business or conducted any meaningful business operations. The shares of the aforesaid subsidiary will be transferred to Sanders H. Wallick at closing in consideration for the payment of $100.00 in cash.

         4.5. Litigation. There are no actions, suits, or proceedings pending or threatened against or affecting the Company at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. The Company is not in default with respect to any order, writ, injunction, or decree of any court competent jurisdiction or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

         4.6 Tax Compliance. The Company has filed in correct form all income tax returns with respect to all fiscal periods, all sales, payroll, unemployment insurance, franchise, real, and personal property tax returns which are required to be filed, and have paid all taxes, interest and penalties as shown on said returns and all assessments received by them to the extent that such taxes and assessments have become due. The United States Internal Revenue Service is not currently examining any income tax returns of the Company.

         4.7. Assets and Liabilities. The Company has no assets or liabilities at the date of this Agreement, excepting a receivable from Apple Chevrolet, an affiliate of Stockholder, which will be paid pursuant to Section 2.3.B hereinabove. At Closing, the Company will have no assets or liabilities.

         4.8. Defaults. The delivery of the documents, instruments, and other things required to be delivered by the Company hereunder in order to consummate the transaction hereunder does not, and the consummation of the transactions contemplated hereby will not, violate or constitute an occurrence of default under any provision of or conflict with or give rise to a right by any party to terminate its obligations under any agreement, instrument, or any order, judgment, decree, or other arrangement to which the Company is a party or is bound or by which any assets of the Company would be adversely affected.

         4.9. Financial Statements. The financial statements of the Company attached hereto as Exhibit 4.9 for the most recent fiscal period ending December 31, 1998 (hereinafter referred to collectively as the "Annual Financial Statements") accompanied by the report of the Company's independent certified public accountant present fairly the financial condition of the Company as of the date thereof and the results of operations for the periods covered thereby and, except as noted in or on said Annual Financial Statements and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved. There have been no material changes in the financial condition of the Company from the date of the Annual Financial Statements to the effective date of this Agreement.

         Section 5. Survival of Representations and Warranties. The representations and warranties contained in Sections 3 and 4 of this Agreement shall survive Closing and shall not be affected by any investigation, verification, or approval made or given by any party hereto or by any other person on behalf of any party hereto.

         Section 6. Conditions to the Obligations of Acquiror. The obligations of Acquiror under this Agreement are, at the option of Acquiror, subject to the following conditions:

         6.1. Stockholder Performance. This Agreement shall have been signed by the Stockholder obligating Stockholder to convey and deliver to Acquiror the issued and outstanding common stock of the Company being sold hereunder, and the Stockholder shall at Closing deliver to Acquiror all of the shares of common stock of the Company to be sold by it hereunder; and the Stockholder shall, in addition, fully comply with the terms and provisions of this Agreement, it being understood and agreed that the obligations of the Acquiror to purchase the shares of common stock of the Company is expressly conditioned upon performance hereunder by the Stockholder.

         6.2. Representations and Warranties. The representations and warranties of Stockholder and the Company set forth in Sections 3 and 4 of this Agreement shall be true, complete and accurate on and as of the date of this Agreement and as of Closing and the Stockholder shall deliver its certificate affirming same to each of Acquiror.

         6.3. Document Approval. All documents, instruments, and other things prepared in connection with the Closing of the transaction contemplated under this Agreement shall have been approved in form and substance by counsel for the Acquiror, which approval shall not be unreasonably withheld.

         6.4. No Government Proceedings. No suit, action, investigation, inquiry, or proceeding, of an administrative or judicial nature shall have been threatened, initiated, instituted or commenced against the Stockholder or the Company which challenges or questions the legality or validity of the transactions contemplated under this Agreement or the authority of any person acting on behalf of the Stockholder or the Company in connection with the transactions contemplated hereunder.

         6.5. Voting Approval. Any and all shares of common stock remaining in the ownership or control of Sanders H. Wallick or James R. Wallick will be voted in favor of any shareholder resolutions or proposals to accomplish and consummate the actions described in Sections 7.4 and 7.5 hereinbelow.

         6.6. Waiver of Conditions. Acquiror may waive the conditions set forth in this Section 6 of this Agreement in writing at or prior to closing, or may, at its election, terminate this Agreement based upon any one or all of such conditions by written notice to Stockholder in accordance with the provisions for written notice contained herein at or prior to closing. If Acquiror have failed or refused to terminate this Agreement in writing at or prior to closing, the conditions in this Section 6 shall be deemed automatically waived, excepting, however, the condition contained in Section 6.5 which shall survive Closing.

         Section 7.  Conditions to the Obligations of Stockholder.

         7.1. Performance by Acquiror. This Agreement shall have been signed by Acquiror obligating Acquiror to purchase from the Stockholder the Company Stock, and the Acquiror shall at Closing deliver to Stockholder the consideration to be paid to them therefor; and the Acquiror shall, in addition, fully comply with the terms and provisions of this Agreement, it being understood and agreed that the obligations of the Stockholder to sell the shares of Company Stock hereunder is expressly conditioned upon performance hereunder by the Acquiror.

         7.2. Document Approval. All documents, instruments, and other things prepared in connection with the Closing of the transaction contemplated under this Agreement shall have been approved in form and substance by counsel for the Stockholder, which approval shall not be unreasonably withheld.

         7.3. No Government Proceedings. No suit, action, investigation, inquiry, or proceeding, of an administrative or judicial nature shall have been threatened, initiated, instituted or commenced against The Acquiror which challenges or questions the legality or validity of the transactions contemplated under this Agreement or the authority of any person acting on behalf of The Acquiror in connection with the transactions contemplated hereunder.

         7.4. Future Reverse Splits. The Acquiror will effect a one-for-forty (1 for 40) reverse split of the outstanding common stock of the Company following Closing of the purchase and sale hereunder in accordance with the provisions of the Delaware Corporations Code, as amended, which reverse split has been disclosed to Stockholder and to which it expressly consents by execution of this Agreement. Following the aforementioned reverse split and for a period of two
(2) calendar years following the Closing Date, the Acquiror shall not cause and shall not vote the shares of Company Stock held by it in favor of any additional reverse stock splits without the prior written consent of the Stockholder.

         7.5 Reorganization with Fragrance Express. Com, Inc. The Acquiror will effect a Type B reorganization between the Company and Fragrance Express. Com, Inc., a Florida corporation within ninety (90) days following Closing of the transaction hereunder in exchange for the issuance of 35,200,000 pre-split shares of common stock of the Company..

         7.6. Waiver of Conditions. Stockholder may waive the conditions set forth in this Section 7 of this Agreement in writing at or prior to closing, or may, at their election, terminate this Agreement based upon any one or all of such conditions by written notice to The Acquiror in accordance with the provisions for written notice contained herein at or prior to closing. If Stockholder have failed or refused to terminate this Agreement in writing at or prior to closing, the conditions in this Section 7 shall be deemed automatically waived, excepting, however, the condition contained in Section 7.4 which shall survive Closing for a period of two (2) calendar years thereafter and the condition contained in Section 7.5 which shall survive Closing for a period of ninety (90) days thereafter.

         Section 8.  Reserved.

         Section 9. Indemnification. Stockholder covenants and agrees to indemnify, defend and hold harmless the Acquiror from and against any and all losses, liabilities, claims, damages, actions, causes of action, judgments, fines, penalties, assessments, and forfeitures, including, in addition but not by way of limitation, costs and attorneys' fees, of every kind and description, whether absolute or contingent, which may arise from, be related to, or be in connection with the purchase or sale of the Company Stock hereunder or any breach of the representations and warranties set forth in Sections 3 and 4 of this Agreement. This covenant and agreement shall survive the closing of the transactions contemplated herein.

         Section 10.  Expenses.

         10.1. Except as otherwise provided herein, the Stockholder shall pay all of their expenses and costs, including, without limitation, attorneys' fees, accounting fees, and transfer taxes or fees , incurred in connection with the transactions contemplated by this Agreement.

         10.2. Except as otherwise provided herein, the Acquiror shall pay all of its expenses and costs, including, without limitation, attorneys' fees and accounting fees, incurred in connection with the transactions contemplated by this Agreement.

         10.3. The Acquiror represents that no person has acted as a finder in connection with this transaction or is entitled to receive a finders' fee excepting Hymie Orlon. The Acquiror will pay any finders' fee to Hymie Orlon at Closing and the Acquiror will obtain an invoice from said finder marked paid in full and a general discharge and release of any claims which finder may have against the parties hereto for finders' fees or any other form of compensation arising from or related to the transaction hereunder.

         Section 11. Confidentiality. The Acquiror acknowledges that, pursuant to their right to access to books, records and facilities of the Company under this Agreement, The Acquiror will obtain access to confidential information of the Company, the disclosure of which to third parties would damage the Company's business, whether or not the transactions contemplated under this Agreement are consummated. The Acquiror hereby expressly covenants, warrants, and agrees that all information obtained by The Acquiror or any of The Acquiror' employees, agents, attorneys, accountants, or representatives, shall be and remain strictly confidential and shall not be revealed or otherwise disclosed to any person unless such person is expressly designated by The Acquiror in writing on a need to know basis. All such persons and firms shall be bound by this covenant of confidentiality. In the event the transactions contemplated hereunder are not consummated, The Acquiror shall return or cause The Acquiror' employees, agents, attorneys, accountants, or representatives to return, any and all information obtained by The Acquiror and shall retain no copies or other forms of reproduction of such materials or information.

         Section 12. Non-Disclosure by Stockholder. The Stockholder acknowledges and agrees that premature disclosure of the pendency of this Agreement, the pendency of negotiations between the Acquiror and a third party for the purpose of acquisition of said thirty party by the Company and the intended change of the ownership of the Company which will occur in connection with the acquisition of said third party, may have a material affect on the market in the common stock of the Company which could materially benefit insiders to the detriment of the investing public and could adversely affect the market for the common stock of the Company prior to Closing of the proposed acquisition by the Company of the aforementioned third party. Therefore, the Stockholder expressly covenants, warrants, and agrees not to disclose the existence and pendency of this Agreement, the pendency of negotiations between the Acquiror and the aforesaid third party, and the intended change of the ownership of the Company to any person not involved in rendering services in the furtherance of such matters and transactions prior to the issuance of an approved press release fully disseminating the details of such transaction. The Stockholder further expressly covenants, warrants, and agrees that, subsequent to the execution of this Agreement and prior to issuance of an approved press release announcing the details of the aforementioned acquisition by the Company of the third party aforesaid, the Stockholder will not purchase or sell any shares of capital stock of the Company. The covenants and warranties contained in this paragraph shall also be enforceable in equity for injunctive relief to restrain further disclosure and for damages for disclosures made.

         Section 13.  Miscellaneous Provisions.

         13.1. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all other prior understandings, agreements, or writings relating thereto.

         13.2. Amendment or Modification. This Agreement may not be amended in whole or in part except by written agreement of the parties hereto executed by duly authorized representatives thereof. No course of conduct shall be deemed a de facto amendment or modification of the terms hereof.

         13.3. Waiver. No waiver of any obligation under this Agreement or of any right or remedy hereunder shall be binding unless and until such waiver is contained in a written instrument executed by a duly authorized representative of the waiving party. Therefore, no failure or refusal to enforce any right or demand performance of any obligation hereunder shall be deemed a waiver of such right or obligation nor shall such failure or refusal preclude future enforcement of any such right or demand of performance of any such obligation unless in writing. Any written waiver shall be strictly construed.

         13.4. Partial Invalidity. Should any term or provision of this Agreement be determined by a duly appointed arbitrator or a court of competent jurisdiction to be invalid or unenforceable, such determination shall not affect the validity or enforceability of the remaining provisions of this Agreement which shall continue to be valid and enforceable in accordance with its terms.

         13.5. Remedies Noncumulative. Except as may be otherwise expressly provided herein, no right or remedy conferred under this Agreement shall be deemed exclusive of any other remedy conferred herein or at law or in equity. All such rights and remedies shall be cumulative of every other right or remedy and may be exercised concurrently or separately.

         13.6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

         13.7. Assignment. Neither party hereto may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party hereto, which consent may be withheld in the sole and exclusive discretion of the party from whom consent is sought.

         13.8. Third Party Beneficiaries. Except as otherwise expressly stated herein, this Agreement, and the rights, benefits and obligations created hereunder, are intended to be personal to and exclusively for the benefit of the parties hereto and their successors and assigns and are not intended and the parties hereto expressly and mutually disclaim any intention to create any rights, benefits, or obligations for any third party who is not a party to this Agreement.

         13.9. Notice. Any notice, request, instruction, or other document to be given under this Agreement to any party shall be in writing delivered personally or by United States certified mail, postage prepaid, to the following addresses:

         If to Acquiror:       Lakewood Management, Inc.
                               c/o Robert Bartlett
                               1903 West Copans Boulevard
                               Pompano Beach, Florida 33064

         With a copy to:       Timothy N. Vujnich, Esq.
                               Attorney at Law
                               734 West Port Plaza
                               Suite 273
                               St. Louis, Missouri 63146

         If to Stockholder:    Sanders H. Wallick, President
                               MIC Leasing Corp.
                               107 Northern Boulevard
                               Great Neck, New York 11021

         With a copy to:       Lester Morse, Esq.
                               Lester Morse, P.C.
                               111 Great Neck Road
                               Suite 420
                               Great Neck, New York 11021

Any party may change its address for purposes of this paragraph by giving written notice of such change of address to all other parties in the manner provided herein for notice.

     13.10. Exhibits. All schedules and exhibits referenced herein are hereby incorporated by reference herein.

     13.11. Paragraph Headings. All paragraph headings contained in this Agreement are for convenience of reference only and shall not be deemed to limit or enlarge the subject matter of any paragraph or to construe the subject matter contained therein. Such headings are not a part of this Agreement.

     13.12. Governing Law. This Agreement has been entered into in the State of New York and will be performed in the State of New York, and shall therefore be governed by and construed in accordance with the laws of the State of New York.

     13.13 Counterparts. This Agreement may be executed in counterparts, each counterpart upon execution by a party hereto being deemed a part of the original agreement.

         IN WITNESS WHEREOF, the parties hereto recited hereinabove have affixed their signatures hereto either personally or by duly authorized representatives thereof for the purposes stated herein with the intention of being bound hereto on the day and date set forth hereinabove.

ACQUIROR:                                   LAKEWOOD MANAGEMENT, INC.



                                            By:________________________________
                                                  Authorized Signature
ATTEST:


-----------------------------
Secretary

STOCKHOLDER:                                MIC LEASING CORP.


                                            By:________________________________
                                                  Authorized Signature
ATTEST:


-----------------------------
Secretary


THE COMPANY AS TO SECTIONS
2.3.B AND 2.3.D:                            TECFIN CORPORATION


                                            By:________________________________
                                                   Authorized Signature

ATTEST:


-----------------------------
Secretary

                                      SIGNATURES CONTINUED ON FOLLOWING PAGE.

SANDERS WALLICK AS TO SECTION 2.3.B:



                                            ------------------------------------
                                                     Sanders H. Wallick

SANDERS H. WALLICK AND JAMES R. WALLICK AS TO SECTION 6.5:


                                             -----------------------------------
                                                     Sanders H. Wallick



                                            ------------------------------------
                                                     James R. Wallick